Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

To Be Held on April 6, 2021

An Extraordinary Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel on April 6, 2021 at 4:00 p.m. Israel time, or at any adjournments thereof (the “Extraordinary Meeting”) for the following purposes:

1.	To approve the terms of office of the Company’s Chief Executive Officer, Mr. Amir Reichman;

2.	To approve a change in the terms of cash compensation for Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Samuel Moed, directors of the Company;

3.

To approve the grant of equity to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company;

4.	To approve amendments to the terms of options previously granted to Mr. Samuel Moed, a director of the Company;

5.

To approve amendments to the terms of options previously granted to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company;

6.	To approve a one-time payment to certain directors of the Company, including Mr. Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company; and

7.	To approve an amendment to the Company’s articles of association to increase the registered share capital of the Company.

The Company is currently unaware of any other matters that may be raised at the Extraordinary Meeting. Should any other matters be properly raised at the Extraordinary Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of American Depositary Shares, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on March 1, 2021 shall be entitled to receive notice of and to vote at the Extraordinary Meeting (the “Record Date”).

The board of directors recommends that you vote FOR each of the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the Extraordinary Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Extraordinary Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote their Ordinary Shares either in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended, and may do so through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on April 6, 2021 at 12:00 p.m. Israel time.

Shareholders wishing to express their position on an agenda item for this Extraordinary Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices by no later than March 29, 2021.

Should no legal quorum be present one-half hour after the scheduled time, the Extraordinary Meeting will be adjourned to one week from that day, at the same time and place, i.e. on April 13, 2021, at 4:00 p.m. (Israel Time) at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com and the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

PROXY STATEMENT

FOR EXTRAORDINARY MEETING OF SHAREHOLDERS

TO BE HELD ON April 6, 2021

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BiondVax Pharmaceuticals Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “board of directors” or the “board”) of proxies for use at an Extraordinary Meeting of Shareholders (the “Extraordinary Meeting”), to be held on April 6, 2021, at 4:00 p.m. Israel time at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel, or at any adjournments thereof.

It is proposed at the Extraordinary Meeting to adopt the following proposals or to consider the following items:

1.	To approve the terms of office of the Company’s Chief Executive Officer, Mr. Amir Reichman; and

2.	To approve a change in the terms of cash compensation for Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Samuel Moed, directors of the Company;

3.

To approve the grant of equity to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company;

4.	To approve amendments to the terms of options previously granted to Mr. Samuel Moed, a director of the Company;

5.

To approve amendments to the terms of options previously granted to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company;

6.	To approve a one-time payment to certain directors of the Company, including Mr. Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company; and

7.	To approve an amendment to the Company’s articles of association to increase the registered share capital of the Company.

 The Company is currently unaware of any other matters that may be raised at the Extraordinary Meeting. Should any other matters be properly raised at the Extraordinary Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on March 1, 2021 (the “Record Date”), shall be entitled to receive notice of and to vote at the Extraordinary Meeting. At the close of business on the Record Date, the Company had outstanding 391,384 Ordinary Shares and 14,322,361 ADSs (representing an additional 572,894,440 Ordinary Shares), each of which is entitled to one vote on each of the matters to be presented at the Extraordinary Meeting.

Proxies

A form of proxy card for use at the Extraordinary Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Extraordinary Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the Extraordinary Meeting for which the board of directors recommends a “FOR” vote. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote their Ordinary Shares either in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended, and may do so through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on April 6, 2021 at 12:00 p.m. Israel time.

Expenses and Solicitation

The board of directors is soliciting proxies for use at the Extraordinary Meeting. The Company expects to provide this Proxy Statement and the accompanying proxy cards to ADS holders on or about March 8, 2021. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israeli Companies Law, 5759-1999, or the Companies Law.

Quorum and Voting

The quorum required for the Extraordinary Meeting consists of at least one or more shareholders who are present at the Extraordinary Meeting, in person or by proxy or by proxy card or represented by their authorized persons, and who hold in the aggregate ten percent or more of the voting rights of the Company, and such presence at the Extraordinary Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Extraordinary Meeting will be adjourned to one week from that day, at the same time and place, i.e. on April 13, 2021, at 4:00 p.m. (Israel Time) at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposals 2, 3, 4, 5 and 6 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposal 1 requires the affirmative vote of at least a majority of the voting power represented at the Extraordinary Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the Extraordinary Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Extraordinary Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 7 requires the affirmative vote of at least 75% of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposal 1 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposal as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this Extraordinary Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices by no later than March 29, 2021.

Reporting Requirements

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

BACKGROUND

Following the failure in October 2020 of the Phase 3 clinical trial of the Company’s M-001 product candidate to meet the trial’s primary and secondary efficacy endpoints, the members of the board of directors, have spent considerable time and efforts addressing liquidity issues of the Company and exploring various potential paths forward to maximize shareholder value and rebuild the Company, including hiring a new chief executive officer of the Company and raising capital. This has involved and continues to require frequent board and board committee meetings and meetings with potential third party collaborators, investment bankers, and advisors to explore collaborations and other opportunities to build a new product pipeline to help the Company achieve its mission and work to ensure that adequate capital would be available to successfully execute the envisioned plan. At the same time, based on a survey of peer Israeli public companies from data provided from an independent consulting firm, the Company has found that the cash and equity compensation being paid to directors is, and has been, significantly below that of the average of such peer companies. The Company believes that changes in the terms of compensation to the directors is warranted due to the increased complexity associated with the efforts to grow BiondVax into a multi-asset biopharmaceutical company with a focus on infectious diseases, the greater engagement of Company directors in order to build a new product pipeline and to retain qualified directors and attract such qualified directors in the future.

PROPOSAL NO. 1

APPROVAL OF THE TERMS OF OFFICE OF THE COMPANY’S NEW CHIEF EXECUTIVE OFFICER, MR. AMIR REICHMAN

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, in that order, except in the limited circumstances set forth in the Companies Law.

On January 21, 2021, the Company announced the appointment of Mr. Amir Reichman as its new CEO. Mr. Reichman and Dr. Ron Babecoff, a Company founder and current CEO, shared duties during a transition period from such date until March 2, 2021, during which Mr. Reichman completed his work obligations in Belgium at the global headquarters of GSK Vaccines, one of three business units of GlaxoSmithKline, a global pharmaceutical company. Beginning on March 2, 2021 (the “Commencement Date”), Mr. Reichman assumed the CEO position full time and Mr. Babecoff stepped down as CEO while continuing to serve as Senior Advisor to the Company. The board believes that Mr. Reichman’s capabilities align closely with its vision of growing BiondVax into a multi-asset biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses.

The Company’s compensation committee and the board unanimously approved the terms of office for Mr. Reichman to be paid as of the Commencement Date subject to approval of shareholders at this Extraordinary Meeting. In approving the compensation package for Mr. Reichman, the compensation committee and board reviewed compensation packages provided to CEOs of a number of other pharmaceutical and biomedical companies in Israel and the U.S., Mr. Reichman’s background, experience and previous compensation at GSK, as well as the current status of the Company and the competitive environment, and believe that the proposed compensation package as a whole, including the proposed salary is on market terms and in the range provided by such peer companies. Further, the compensation committee and board both believe that this compensation package creates strong incentives for driving the Company's business strategy, long term objectives and value creation while avoiding unnecessary risk taking.

Born and educated in Israel, Mr. Reichman has served as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines (“GSK”) in Belgium since December 2017. Prior to his current role, Mr. Reichman served as Senior Director of Vaccines Supply Chain for GSK from September 2015 to November 2017. Prior to this, Mr. Reichman held various leadership roles of increasing responsibility in the Global Vaccines Value Chain Management organization of Novartis Vaccines and Diagnostics Ltd. (“Novartis”) in Holly Springs, NC from 2011 until Novartis was acquired by GSK in 2015. In 2003, Mr. Reichman’s biotechnology engineering research contributed to the founding of NeuroDerm Ltd. (“NeuroDerm”), an Israeli company focused on transdermal drug delivery systems that was acquired by Mitsubishi Tanabe Pharma Corporation in 2017 for $1.1 billion. Mr. Reichman served as NeuroDerm’s Chief Engineer and Senior Scientist until his departure in 2009. Mr. Reichman earned an M.Sc. in Biotechnology Engineering from the Ben-Gurion University of the Negev in Be’er Sheva, Israel and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania in Philadelphia, PA.

At the Meeting, the shareholders will be asked to approve the following terms of office and employment for Mr. Reichman, to be effective for an indefinite period of time:

Salary: The Company shall pay Mr. Reichman an annual gross salary of USD 350,0000. During the transition period between January 20, 2021, the date the agreement was signed, and the Commencement Date, the Company shall pay Mr. Reichman a pro-rated portion of this amount equal to 20% of his monthly salary.

Signing Bonus: Mr. Reichman shall be entitled to a one-time signing bonus at the gross lump sum amount of USD 50,000.

Annual Performance Bonus: Mr. Reichman shall be eligible to receive an annual cash bonus of a gross amount equal to three to six monthly salaries to the extent Mr. Reichman meets annual objectives that shall be approved by the board of directors and by shareholders. It is currently contemplated that the annual bonus would be (i) three monthly salaries for meeting a set of baseline annual objectives, and (ii) four to six monthly salaries for achieving a higher level of annual objectives. Under extraordinary circumstances reflecting performance by Mr. Reichman significantly above all such annual objectives, the board of directors may, in its sole discretion, consider an additional cash bonus of not more than an additional three monthly salaries (up to nine monthly salaries in total). The bonus amounts and annual objectives shall be subject to the terms of the Company’s Compensation Policy from time to time.

Restricted Share Units: Effective upon the Commencement Date, the Company will issue to Mr. Reichman 600,000 restricted share units (the “RSUs”) under the Company’s 2018 Israeli Share Option Plan, which will vest over a period of five years, 20% to vest each year on the anniversary date of the Commencement Date, and would become fully vested, in accordance with the terms of the grant, on March 2, 2026. The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment except that, commencing on the third anniversary of the Commencement Date, sales may be made pursuant to a Rule 10b5-1 plan, with the number of RSUs sold during any one year period not exceeding five percent of the vested RSUs held by Mr. Reichman at the time of such sales (the “Resale Limits”). If Mr. Reichman’s employment agreement is terminated by the Company for no cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall terminate. If Mr. Reichman’s employment agreement is terminated by Mr. Reichman or terminated by the Company for cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall continue until the earlier of (i) one year after such termination, or (ii) the fifth anniversary of the Commencement Date. The RSUs would be subject to accelerated vesting in the event of a change of control.

For these purposes, a “change of control” means the first to occur of (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation, or like transaction of the Company with or into another company; provided, that in the case of either clauses (i) or (ii) the Company’s stockholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity, and provided further that a change of control shall not include (x) any consolidation, merger or reorganization effected to change the domicile of the Company or (y) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; (iii) the acquisition by any person, entity or group not directly or indirectly affiliated with Angels Investments in Hi Tech Ltd. (“Angels”) of more than 50% of the voting power of the Company, in a single or series of related transactions; and (iv) when a person, entity or group not directly or indirectly affiliated with Angels becomes a shareholder that has “control,” as defined in the Israeli Companies Law, 1999.

Separation Grant: In the event of termination by the Company without cause, the Company will pay Mr. Reichman nine monthly salaries, which includes amounts accrued in a pension insurance policy and amounts required by Israeli law.

Other Benefits: The Company will provide Mr. Reichman other benefits, such as a leased vehicle, vacation, sick days, contribution towards work disability insurance and a manager's insurance policy or a pension fund and other benefits and perquisites similar to those of other officers of the Company.

Termination: Each of Mr. Reichman and the Company may terminate Mr. Reichman’s employment by prior written notice of 60 days.

Mr. Reichman will be included in the directors’ and officers’ insurance policy available to the Company under the same terms as the other Company officers and will be entitled to an exemption and indemnification letter identical to the form of exemption and indemnification granted to all directors and officers.

The Company believes that the current Compensation Policy does not provide sufficient flexibility to attract and retain qualified management personnel under today’s market conditions, and it intends to propose changes to the Compensation Policy at a future shareholder meeting in order to provide such additional flexibility. The current Compensation Plan provides for a maximum monthly salary to the chief executive officer of NIS 83,000, and in addition, while the policy refers to granting bonuses in various scenarios, it does not specifically refer to a signing bonus as in the proposed terms for Mr. Reichman. In addition, while the Compensation Policy provides for the ability to grant up to nine months’ notice of termination of employment, it limits a separation (or retirement) grant to up to six months and only in limited circumstances. Both the compensation committee and the board of directors, after reviewing competitive conditions, the status of the Company, and the background and experience of Mr. Reichman, believe that a monthly salary greater than the limit of NIS 83,000 is necessitated at this time to attract and retain an officer of the caliber of Mr. Reichman even though not consistent with the Compensation Policy and, accordingly, have approved the monthly salary for Mr. Reichman of NIS 95,870 a month based on the representative rate of exchange published by the Bank of Israel on March 3, 2021. For the same reasons, even though not consistent with the Compensation Policy the compensation committee and the board of directors approved the signing bonus described above and a separation grant of nine months salaries (minus amounts accrued in a pension insurance policy and amounts required by Israeli law).

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

“RESOLVED to approve the terms of office of the Company’s Chief Executive Officer, Mr. Amir Reichman, as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the Extraordinary Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the Extraordinary Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Extraordinary Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 2

Approval of change in the terms of CASH compensation for Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Samuel Moed, directors of the Company

On September 2, 2020, shareholders approved cash compensation for our current and future external directors and certain non-management directors consisting of Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Samuel Moed (collectively, the “Non-Management Directors”) such that retroactive to March 1, 2020 the compensation of the Non-Management Directors consists of: (i) an annual cash payment of NIS 26,080 (representing a quarterly cash payment of NIS 6,520), (ii) a cash payment of NIS 1,556.25 for attendance at each meeting of the board of directors and at each of its committees, whether in person or by teleconference or other electronic means (subject to certain increases if the primary efficacy and safety endpoints and/or secondary endpoint were met in the Phase 3 clinical trial of the Company’s product candidate, M-001, which did not occur), (iii) a cash payment of NIS 622.50 for each written consent of the board of directors and each of its committees, and (iv) reasonable reimbursement of expenses incurred in connection with their service as directors and preparation therefor, including expenses accrued to date.

In accordance with the shareholders’ approval, we pay the same cash compensation to all our independent directors, whether or not they are external directors.

The compensation committee and board of directors surveyed peer Israeli public companies based on data provided from an independent consulting firm and found that the cash compensation being paid to the Non-Management Directors is, and has been, significantly below that of the average of such peer companies. In light of this survey, the compensation committee and board of directors believe that an increase in the cash compensation paid to the Non-Management Directors is warranted due to the increased complexity associated with the efforts to grow BiondVax into a multi-asset biopharmaceutical company with a focus on infectious diseases, the greater engagement of Company directors in order to build a new product pipeline and to retain existing qualified directors and attract such qualified directors in the future.

The compensation committee and the board have approved, and are recommending that the shareholders approve, the following amendments to the compensation paid to our current Non-Management Directors, which would be effective as of April 1, 2021, as follows:

●	Annual cash payment of $30,000 (representing a quarterly cash payment of $7,500);

●	Cash payments of $1,000 for attendance at each meeting of the board of directors and at each of its committees whether in person or by teleconference or other electronic means; and

●	Cash payments of $500 for each written consent of the board of directors and of each of its committees.

No other changes are being proposed to the cash compensation of our Non-Management Directors, and they shall continue to receive reasonable reimbursement of expenses incurred in connection with their service as directors and preparation therefor.

In accordance with the “relative compensation” track for external directors under with the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies with Securities Listed for Trade on Stock Exchange Outside of Israel), 5760-2000, any changes to the compensation of the Company’s independent directors under Israeli law will also apply to our external directors.

The proposed compensation is in accordance with our Compensation Policy and in accordance with the regulations promulgated under the Companies Law.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve a change in the terms of the compensation for Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Samuel Moed, directors of the Company, as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 3

Approval of grant of EQUITY to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin AND MR. ISAAC DEVASH, directors of the Company

It is proposed to grant options to purchase American Depositary Shares of the Company (“ADSs”) to Mr. Mark Germain, chairman of the board of directors, and a combination of restricted share units (“RSUs”) and options to purchase ADSs of the Company to Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company (not including Mr. Germain, the “Other Director Recipients”).

The compensation committee and board of directors have approved the proposed grant of options and RSU’s in light of each such director’s contribution and/or anticipated contribution to the Company. The purpose of the grant is, inter alia, to provide an equity incentive to contribute to the Company’s success and results of operations. In reaching this decision the compensation committee and the board of directors took into account the results of a survey of peer group Israeli public companies based on data provided from an independent consulting firm, which found that the number of options previously granted to the Other Director Recipients as a percentage of outstanding equity is below that of directors at such peer group companies. The compensation committee and board of directors also took into consideration, inter alia: (a) the directors have the experience, knowledge, skills and management abilities in the fields relevant to the Company’s operations; and (b) allocating options to the directors will increase their equity interest in the success of the Company and the results of its operations.

The proposed grants would also ensure that the compensation of the external directors remains aligned with that of the other independent directors under Israeli law in order to comply with the relative compensation track of the regulations under the Israeli Companies Law governing compensation of external directors.

The proposal would grant to Mr. Mark Germain, chairman of the board of directors, options to purchase 160,000 ADSs of the Company at an exercise price equal to the greater of (i) $6.95, which is the greater of (x) 130% of the average closing price on Nasdaq during the 30 trading days prior to board approval and (y) 130% of the weighted average closing price on Nasdaq during the 30 calendar days prior to board approval, and (ii) 100% of the weighted average closing price on Nasdaq in the 30 calendar days prior to shareholder approval. The options, which would include the ability to exercise on a cashless basis, would vest in equal monthly installments during a period of four (4) years commencing one (1) month following the date of shareholder approval and would become fully vested, in accordance with the terms of the grant, on April 6, 2025. The options would be subject to accelerated vesting and would become immediately exercisable in the event of a change of control. In addition, the options would have a term of ten (10) years following the date of shareholder approval and, to the extent the options are vested, such vested options would continue to be exercisable during such term in the event of Mr. Germain’s termination of service to the Company without cause.

The proposal would grant a combination of RSUs and options to purchase ADSs of the Company to each of the Other Director Recipients, as follows:

●

Options to purchase 25,000 ADSs of the Company at an exercise price of the greater of (i) $6.95, which is the greater of (x) 130% of the average closing price on Nasdaq during the 30 trading days prior to board approval and (y) 130% of the weighted average closing price on Nasdaq during the 30 calendar days prior to board approval), and (ii) 100% of the weighted average closing price on Nasdaq in the 30 calendar days prior to shareholder approval. The options, which would include the ability to exercise on a cashless basis, would vest in equal monthly installments during a period of three (3) years commencing one (1) month following the date of shareholder approval and would become fully vested, in accordance with the terms of the grant, on April 6, 2024. The options would be subject to accelerated vesting and would become immediately exercisable in the event of a change of control. In addition, the options would have a term of ten (10) years following the date of shareholder approval and, to the extent the options are vested, such vested options would continue to be exercisable during such term in the event of an Other Director Recipient’s termination of service to the Company without cause.

●	5,000 RSUs to vest in equal monthly installments during a period of three (3) years (if they continue to serve as directors) commencing one (1) month following the date of shareholder approval and would become fully vested, in accordance with the terms of the grant, on April 6, 2024. The RSUs would be subject to accelerated vesting in the event of a change of control.

It is proposed to grant to Mr. Germain a larger equity grant due to the significant time Mr. Germain invests as an active chairman of the board. The equity grant proposed to be granted to Mr. Germain consists entirely of options at the exercise price described above vesting over a period of four years.

 For these purposes, a “change of control” would have the meaning provided in Proposal 1 above.

This proposal shall only be approved if Proposal 7 below increasing the registered share capital of the Company is approved by the requisite majority of shareholders at the Extraordinary Meeting.

The equity grants are in accordance with the Company’s Compensation Policy and comply with the Company’s 2018 Israeli Share Option Plan, as amended.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of (i) options to acquire 160,000 ADSs of the Company to Mr. Mark Germain, chairman of the board of directors and (ii) options to acquire 25,000 ADSs and 5,000 RSUs of the Company to each of Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company, on such terms as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 4

Approval of amendments to the terms of options previously granted to Mr. Samuel Moed, a director of the Company

On September 2, 2020, shareholders approved a grant of options to Mr. Samuel Moed, a director of the Company, to purchase 82,000 ADSs of the Company for additional ongoing services performed by Mr. Moed on behalf of the Company relating to strategic planning, including plans for the potential commercialization of the Company’s universal influenza vaccine product candidate, M-001, which subsequently failed to meet both the primary and secondary efficacy in Phase 3 clinical trial results.

Mr. Moed has taken a significant role in exploring various potential paths forward for the Company to maximize shareholder value, including exploring collaborations and other opportunities to build a new product pipeline to help the Company achieve its mission. In particular, based on his experience as the Senior Vice President, Corporate Strategy at Bristol Myers Squibb, a global biopharma company, Mr. Moed spends considerable time providing the Company with insight into commercialization, positioning, competitive conditions, market trends and strategies typically not available to companies of the size of the Company.

The compensation committee and board believe that amending the terms of Mr. Moed’s existing options is necessary to provide an equity incentive for him to continue to contribute to the Company’s success and results of operations. In particular, the exercise price of Mr. Moed’s options is $48.04, significantly in excess of the current trading price of the Company’s ADSs on Nasdaq at the time of approval by the compensation committee and the board. The other proposed changes are consistent with the changes proposed to existing options held by other directors described in Proposal 5 below.

For these reasons, it is proposed to amend the terms of Mr. Moed’s existing options to purchase a total of 82,000 ADSs of the Company to provide as follows:

●	an exercise price equal to the greater of (i) $6.95, which is the greater of (x) 130% of the average closing price on Nasdaq during the 30 trading days prior to board approval and (y) 130% of the weighted average closing price on Nasdaq during the 30 calendar days prior to board approval, and (ii) 100% of the weighted average closing price on Nasdaq in the 30 calendar days prior to shareholder approval;
●	accelerated vesting and the ability to immediately exercise such options in the event of a change of control; and
●	to the extent vested, allow the options to be exercised during the existing ten (10) year term of the options (which expire September 2, 2030) in the event of Mr. Moed’s termination of service to the Company without cause.

For these purposes, a “change of control” would have the meaning provided in Proposal 1 above.

All other terms of Mr. Moed’s existing options would remain the same.

 It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve amendments to the terms of options previously granted to Mr. Samuel Moed, a director of the Company.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 5

Approval of amendments to the terms of options previously granted to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin AND MR. ISAAC DEVASH, directors of the Company

On May 28, 2019, shareholders approved the services agreement between the Company and Mr. Mark Germain, chairman of the board of directors, including the grant of options to purchase 130,710 ADSs of the Company. In addition, the shareholders in the past approved grants of options to other current directors of the Company, as follows: Prof. Avner Rotman (20,000 options), Mr. Adi Raviv (18,000 options), Prof. George H. Lowell (20,000 options), Dr. Morris Laster (18,000 options), Dr. Yael Margolin (18,000 options) and Mr. Isaac Devash (18,000 options) (collectively, the “Other Director Recipients”).

The proposal is to amend the terms of Mr. Germain’s and the Other Director Recipients’ existing options to provide as follows:

●	accelerated vesting and the ability to immediately exercise such options in the event of a change of control; and

●	to the extent vested, allow the options to be exercised during the existing ten (10) year terms of the options in the event of Mr. Germain’s or any of the Other Director Recipient’s termination of service to the Company without cause.

For these purposes, a “change of control” shall have the meaning as provided in Proposal 1 above.

All other terms of Mr. Germain’s and the Other Director Recipients’ existing options would remain the same.

The compensation committee and board have approved amending the terms of Mr. Germain’s and the Other Director Recipients’ existing options in light of each such director’s contribution and/or anticipated contribution to the Company and believe that such amended terms are necessary to provide an equity incentive for such directors to contribute to the Company’s success and results of operations.

 It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve amendments to the terms of options previously granted to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 6

Approval of one-time payment to certain directors of the Company, including Mr. Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company

Following the failure in October 2020 of the Phase 3 clinical trial of the Company’s M-001 product candidate to meet the trial’s primary and secondary efficacy endpoints, Mr. Mark Germain, chairman of the board of directors, and the other members of the board of directors, have spent considerable time and efforts addressing liquidity issues of the Company and exploring various potential paths forward to maximize shareholder value and rebuild the Company, including hiring a new chief executive officer of the Company and raising capital. This has involved and continues to require frequent board and board committee meetings and meetings with potential third party collaborators, investment bankers and advisors to explore collaborations and other opportunities to build a new product pipeline to help the Company achieve its mission and work to ensure that adequate capital would be available to successfully execute the envisioned plan. In particular, Mr. Germain, who has led this effort, has put in long hours on behalf of the Company in order to explore various potential paths forward.

In light of the determination of the compensation committee and board described in Proposal 2 above resulting from their survey of peer Israeli public companies based on data provided by an independent consulting firm that the cash compensation being paid to the Non-Management Directors is significantly below that of the average of such peer companies, the Compensation and board of directors determined it to be fair and appropriate to compensate Mr. Germain and other directors for their considerable time and efforts by making a one-time cash payment of $90,000 to Mr. Germain and a one-time cash payment of $30,000 to each of Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Samuel Moed.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve a one-time payment to certain directors of the Company, including Mr. Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 7

AMENDMENT TO COMPANY’S ARTICLES OF ASSOCIATION TO INCREASE THE REGISTERED SHARE CAPITAL OF THE COMPANY

The Company's registered share capital currently consists of 700,000,000 Ordinary Shares no par value. As of February 25, 2021, the Company had approximately 101,032,114 Ordinary Shares (the equivalent of approximately 2,525,802 ADSs) available for future issuance after taking into account the shares available for issuance under outstanding option grants, with the ordinary shares available for future issuance representing approximately 14.4% of the Company’s current registered share capital.

The board of directors recommends that the shareholders approve an amendment to the Company's Articles of Association increasing the registered share capital of the Company by an additional 1,100,000,000 Ordinary Shares (the equivalent of 27.5 million ADSs) such that the total registered share capital of the Company would consist of 1,800,000,000 Ordinary Shares, no par value (the equivalent of 45 million ADSs). The board of directors believes that the proposed increase in the Company's registered share capital is necessary to ensure that the Company will have sufficient registered share capital available to pursue opportunities that may arise in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares to raise capital for the Company's business, to execute potential acquisitions, to grant in connection with potential strategic relationships, or to make future grants under the Company's 2018 Israeli Share Option Plan.

If approved, the first sentence of Section 11 of the Articles shall be revised to read as follows: “The Company’s registered share capital is 1,800,000,000 Ordinary Shares, no par value (the “Shares” or the “Ordinary Shares”).”

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company's Articles of Association to increase the registered share capital of the Company to 1,800,000,000 Ordinary Shares, no par value.”

The affirmative vote of at least 75% of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the Extraordinary Meeting, but, if any additional matters are properly presented at the Extraordinary Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain

Chairman of the Board of Directors
Dated: March 4, 2021